UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	June	,	2013
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Press Release, dated June 18, 2013.

Document 1

ATLATSA RESOURCES CORPORATION RECEIVES LETTER FROM NYSE REGARDING TIMELY
NOTICE OF RECORD DATE FOR SHAREHOLDERS MEETING

Vancouver, BC – June 18, 2013 – Atlatsa Resources Corporation (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) (“Atlatsa” or the “Company”) announces that it has received a letter from the NYSE MKT LLC (the “Exchange”) regarding the Company’s late notification to the Exchange of the record date for the Company’s annual and special shareholders meetings scheduled for June 28, 2013 (the “Meetings”).  The Company has set a record date of May 28, 2013 for the Meeting, meaning shareholders as of May 28, 2013 are entitled to attend and vote their respective shares at the Meetings.

Pursuant to Section 703 of the Exchange Company Guide, a company must immediately notify the Exchange when it establishes a record date and such notice must be given “at least ten days in advance of the record date”.  The Company originally published notice of a May 21, 2013 record date for the Meetings and subsequently moved the record date for the Meetings to May 28, 2013 in an effort to provide a sufficient notice period to the NYSE. Notwithstanding that the Company postponed the record date to May 28, 2013, which was the last possible date in order to meet the required timeframe to mail the materials for the Meetings, it was not in sufficient time to provide a further 10 days notice to the NYSE. As a result, Atlatsa received a letter from NYSE Regulation on June 14, 2013, advising the Company that it had not complied with Section 703 of the Company Guide.

Concurrently with the issuance of this news release, the Company is filing a Form 6-K with the Securities and Exchange Commission related to this matter.  The Company confirms that May 28, 2013 will be the record date for the Company’s Meetings, which will be held on June 28, 2013.

About Atlatsa

Atlatsa is a black economic empowerment (BEE) platinum group metals (PGM) mining, exploration and development company, with assets located on the Bushveld Igneous Complex of South Africa. The Bushveld Complex hosts numerous PGM mines and prospects, mainly within the Merensky and UG2 reefs and the Platreef mineralized horizons. Atlatsa completed the acquisition of a controlling interest in Bokoni Platinum Mines (formerly Lebowa Platinum Mines) from Anglo American Platinum Limited in July 2009, and now operates this four-shaft mine complex, currently producing some 150 000 4E ounces on an annualised basis. The Bokoni acquisition also gives Atlatsa controlling interests in the Ga-Phasha Project, located adjacent to Bokoni, and the Boikgantsho and Kwanda Projects.

The six PGMs, namely platinum, palladium, rhodium, osmium, ruthenium and iridium, occur together in nature alongside nickel, copper and gold. These metals have uses across various technological and industrial fields, with the automotive and jewellery sectors being key. South Africa’s Bushveld Igneous Complex is host to the largest known PGM resource in the world.

Atlatsa has a primary listing on the TSX Venture Exchange (TSXV: ATL), and secondary listings on the NYSE: AMEX (ATL) and the JSE Limited (JSE: ATL).

For further information, please contact:

Joel Kesler
Chief Commercial Officer
Email:    joel@atlatsa.com
Office:  +27 11 779 6800
Website: atlatsaresources.co.za

1020-800 West Pender Street	4th floor, 82 Grayston Drive, o- Esterhysen Street
Vancouver BC V6C 2V6, Canada	Sandton 2146, South Africa
Tel: +604 684 6365 • Fax: +604 684 8092	Tel: +2711 779 6800 • Fax: +2711 883 0836

 Directors: TM Motsisi (Chair), F De Buck, A Dhir*, AHCH Motaung (CEO), R Sampson, P Cooke
*Canadian

For further information on Atlatsa, investors should review the Company’s Annual Report disclosed in the Form 20-F for the year ended December 31, 2012 filed on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission www.sec.gov and other disclosure documents that are available on SEDAR at www.sedar.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)
Date:	June 18, 2013	By:	/s/ De Wet Schutte
Name: De Wet Schutte Title: Chief Financial Officer